Cryoport, Inc.
17305 Daimler St.
Irvine, CA 92614

January 22, 2018

VIA EDGAR

Ms. Christina Chalk, Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Cryoport, Inc. Schedule TO-I Filed January 2, 2018 File No. 005-85385 Registration Statement on Form S-4 Filed January 2, 2018 File No. 333-222386

Dear Ms. Chalk:

Cryoport, Inc. (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 12, 2018, with respect to the Company’s Schedule TO-I (File No. 005-85385) and Registration Statement on Form S-4 (File No. 333-222386) (the “Registration Statement”), each filed with the Commission on January 2, 2018. Capitalized terms used and not defined herein have the meanings given in the Registration Statement.

Set forth below is the heading and text of the Staff’s comments followed by the Company’s responses:

Registration Statement on Form S-4

Cover Page

1.	In an early commencement offer, the legend required by Item 501(b)(10) of Regulation S-K must be tailored appropriately. It may not state that the prospectus is not complete. See Q&A 2 in Section I.E of the Third Supplement to the Telephone Interpretations (July 2001). In addition, the date of the prospectus (at the bottom of the cover page) may not be left blank. Please revise.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the legend required by Item 501(b)(10) of Regulation S-K and has added a date on the cover page of the prospectus, as reflected in Amendment No. 1 to the Registration Statement to be filed on the date hereof (“Amendment No. 1”).

Use of Proceeds

2.	We note your disclosure that your estimated net proceeds will be approximately $5.6 million excluding the aggregate 95,858 Original Warrants held by Mr. Shelton and Dr. Hariri. (The same disclosure also appears under “The Exchange Offer – Accounting Treatment” on page 27.) However, your offer maximum of 2,000,000 Original Warrants, and thus your estimated net proceeds of approximately $5.9 million, could be achieved without participation in the offer by Mr. Shelton or Dr. Hariri. Please revise or advise.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms to the Staff that, if 2,000,000 Original Warrants are accepted pursuant to the Offer, resulting in the issuance and immediate exercise of 2,000,000 New Warrants, the estimated net proceeds from the Offer will be approximately $5.9 million, even without participation in the Offer by Mr. Shelton or Dr. Hariri. Accordingly, the Company has removed the parenthetical language in Amendment No. 1 relating to the exclusion of the Original Warrants held by Mr. Shelton and Dr. Hariri as part of the disclosure of the Company’s net proceeds from the Offer.

The Exchange Offer

Continued Listing of Original Warrants, page 20

3.	We note your explanation as to how proration would work in the event that all of the 3,836,793 outstanding Original Warrants are tendered in the Offer. As you explain, that would result in 670,751 Public Original Warrants remaining outstanding. However, you do not address other tender scenarios. For example, all 1,401,101 Public Original Warrants could be tendered, alongside fewer tenders of Private Original Warrants, with the potential result that no Public Original Warrants would remain outstanding. In such event, and based on your disclosure regarding continued listing on the NASDAQ Capital Market, it would appear that such continued listing could be jeopardized. Please advise.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised Amendment No. 1 to include an additional closing condition to the Offer, which requires that the Company shall have concluded that consummation of the Offer will not constitute a “Rule 13e-3 transaction,” as such term is defined in Rule 13e-3 under the Exchange Act. The Company further acknowledges to the Staff that the Company is not permitted to waive such condition.

Extension of the Offer and Exercise Period; Amendments; Termination, page 21

4.	We note your statement in this section that the Company expressly reserves the right “in its sole discretion” to terminate the Offer. Revise to clarify that it may do so only if one of the listed Offer conditions is neither satisfied nor waived.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised Amendment No. 1 to clarify that the Company expressly reserves the right to terminate the Offer only if the conditions to the Offer are not satisfied.

* * *

If you have any additional questions or comments, please feel free to contact or our outside counsel, Anthony Ippolito of Snell & Wilmer L.L.P., at (714) 427-7409 (email: tippolito@swlaw.com), with any questions.

Very truly yours,

/s/ Robert Stefanovich
Robert Stefanovich
Chief Financial Officer

cc:	Anthony Ippolito, Snell & Wilmer L.L.P.

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